UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release regarding the Series “B” Special Stockholders’ Meeting to be held on April 30, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 11, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO.

SPECIAL “B” SERIES STOCKHOLDERS’ MEETING

APRIL 30, 2018

The stockholders are hereby informed of the details on the items to be discussed in the Special "B" Series Stockholders’ Meeting pursuant to the Agenda of the Day published in the corresponding Call on March 27, 2018:

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors and the Company's Statutory Auditors, representing the Series “B” Shares and the Company’s capital stock.

The confirmation of the members of the Company’s Board of Directors, representing this Series of Shares, will be proposed.

By virtue of the above, the representatives of the Series "B" Shares on the Board of Directors will be the following:

"B" Series Independent Directors
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Enrique Krauze Kleinbort
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa

On the other hand, the resignation presented by Mr. José Antonio Quesada Palacios as Statutory Auditor of the Company will be reported and the appointment of a new Statutory Auditor will be proposed.

Likewise, the confirmation of Mr. Eduardo Gómez Alcalá as Alternate Statutory Auditor will be proposed.

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

It will be proposed to authorize Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Rocío Erika Bulhosen Aracil, so that any of them, indistinctively, individually or through the persons they may determine, carry out each and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted at this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf of the Company so that any of them may appear before a Notary Public of their choice in order to formalize the contents of these Minutes and, if they consider it necessary or appropriate, to prepare, execute and file the notices required by any authority.

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO.

ANNUAL ORDINARY AND EXTRAORDINARY

GENERAL STOCKHOLDERS’ MEETING

APRIL 30, 2018

The stockholders are hereby informed of the details of the items to be discussed at the Annual Ordinary and Extraordinary Stockholders’ Meeting pursuant to the Agenda of the Day published in the corresponding Call on March 27, 2018:

ITEM I

Presentation of the report of the Board of Directors in connection with the Company’s performance during the fiscal year ended as of December 31, 2017, including: (i) the Financial Statements prepared in accordance with the criteria of the National Banking and Securities Commission (CNBV) and IFRS, on such date, and (ii) the report of the external auditor.

Pursuant to article 172 of the General Corporations Law,the report of the transactions carried out by the Company during the year ended on December 31, 2017 will be presented by the Board of Directors to the Meeting for its approval.

The consolidated Financial Statements of the Company and its subsidiaries under CNBV's criteria, for the year that began on January 1, and ended on December 31, 2017, which were published in the newspaper "El Economista" in Mexico City on February 1, 2018, will be presented.

The Financial Statements prepared pursuant to the rules and criteria of the IFRS as of December 31, 2017 will be presented and their delivery to the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE) will be requested.

The External Auditor will present his/her report with respect to the Financial Statements of the Company, for the year ended December 31, 2017.

ITEM II

Proposal and, if applicable, approval of the use of profits.

Given that the Financial Statements report a "Net Income" during the year 2017 that amounts to MX$17,643’579,304.00 (seventeen thousand six hundred forty three million five hundred seventy nine thousand three hundred and four Mexican pesos), the following distribution will be proposed:

➢	To apply an amount of MX$3,415’832,880.00 (three thousand four hundred fifteen million eight hundred thirty two thousand eight hundred and eighty Mexican pesos) from the "Net Income" obtained by the Company during the year, to the “Prior Years Income (Loss)” account.

➢	To apply an amount of MX$14,227’746,424.00 (fourteen thousand two hundred twenty seven million seven hundred forty six thousand four hundred and twenty four Mexican pesos) from the profit obtained by the Company during the year, through its subsidiaries, to the “Prior Years Income (Loss)” account.

ITEM III

Company’s CEO and General Director’s report on the business status, corresponding to fiscal year 2017.

At the Meeting to take place on April 26, 2018, the CEO’s report will be presented to the Board of Directors for its evaluation and approval and subsequent delivery to the Stockholders’ Meeting.

The corresponding document is attached.

ITEM IV

Report on the Opinion issued by the Board of Directors on the content of the report presented by the CEO and General Director of the Company.

The opinion issued by the Board of Directors in the meeting of April 26, 2018 on the content of the report presented by the CEO and General director of the Company will be presented. Such opinion shall be at the disposal of stockholders as of such date.

ITEM V

Report of the Board of Directors on the main accounting and reporting policies and standards.

The report of the Board of Directors on the main accounting and reporting principles and standards will be presented as approved on the meeting that will take place on April 26, 2018. Such report shall be at the disposal of the stockholders as of such date.

*Draft is attached.

ITEM VI

Report on the compliance with tax obligations of the Company corresponding to fiscal year 2016.

Pursuant to the provisions of paragraph XIX of article 76 of the Income Tax Law, it will be informed that the Company has complied with all its tax obligations, both as direct taxpayer and as withholder, under the terms and during the periods stipulated by the tax regulations in effect for fiscal year 2016, and that there are no relevant issues to be disclosed.

ITEM VII

Report on the transactions and activities in which the Company was engaged.

The relevant transactions and activities carried out by the Company during the year 2017 will be presented, including the following:

✓	Banco Santander México hired Ángel Rivera Congosto as Vice-President of Commercial Banking.

✓	Banco Santander México announced the retirement of Pedro José Moreno Cantalejo, Vice-President of Finance and Administration after 30 years in Grupo Santander.

✓	Banco Santander México was named a Multiple Banking Institution of Local Systemic Relevance Level III for the second year in a row by the CNBV.

✓	Banco Santander México launched the Super Wallet.

✓	Banco Santander México launched "Tuiio", a program of financial inclusion for low-income persons.

✓	Resolutions adopted by the Board of Directors of the Company included: (i) Corporate Restructuring, (ii) Sale of the Custody Business and (iii) New Technology Model (IT).

ITEM VIII

Report of the Board of Directors on the activities performed by the Audit Committee and the Committee on Corporate Practices, Nominations and Compensation by the Company during fiscal year 2017.

The report approved by the Board of Directors on April 26, 2018 will be presented. Such report will be at the disposal of the stockholders as of such date.

ITEM IX

Report on the resignation, appointment and if applicable, the ratification of the members of the Board of Directors, proprietary and alternate, for the "F" and "B" Series of Shares representing the capital stock. Determination of their compensation.

Resolutions approved by the Special Meetings of "F" and "B" Series on the constitution of the Board of Directors will be informed. Such Board of Directors is proposed to be composed as follows:

Non Independent Series "F" Series Directors
Proprietary Alternate
Mr. Marcos Alejandro Martínez Gavica	Mr. Rodrigo Brand de Lara
Mr. Héctor Blas Grisi Checa	Mr. Ángel Rivera Congosto
Mr. Rodrigo Echenique Gordillo	Mr. Joaquín Vargas Guajardo
Mr. Francisco Javier García-Carranza Benjumea	Ms. Gina Lorenza Diez Barroso Azcárraga
Independent Series "F" Directors
Mr. Guillermo Güemez García	Mr. Juan Gallardo Thurlow
Mr. Guillermo Jorge Quiroz Abed	Mr. Eduardo Carredano Fernández
Mr. Antonio Purón Mier y Terán	Mr. Jesús Federico Reyes Heroles González Garza
Independent Series "B" Directors
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Enrique Krauze Kleinbort
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa

Determination of compensation for independent Directors

➢	For each session of the Board of Directors and, if applicable, for each session of Committee they attend as members, compensation of MX$86,465.00 (eighty six thousand four hundred and sixty five Mexican pesos) less the corresponding withholding tax, shall be paid.

➢	In addition, a Director acting as President in the sessions of the Committees he/she attends will be paid a compensation of MX$99,435.00 (Ninety nine thousand four hundred and thirty five Mexican pesos) less the corresponding withholding tax.

*Biographical sketches of the directors are attached.

ITEM X

Proposal and, if applicable, approval of the payment of a cash dividend to the stockholders of the Company for an amount to be determined at the Meeting.

It will be proposed to pay a cash dividend to stockholders from the account "Prior Years Income (Loss)" for an approximate amount of MX$4,279’000,000.00 (four thousand two hundred seventy nine million Mexican pesos) on June, 2018.

ITEM XI

Proposal and, if applicable, the approval to carry out amendments to the corporate bylaws of the Company.

An amendment to article one of the corporate bylaws of the Company will be proposed in order to eliminate the parentheses in the word Mexico, so that it reads as follows:

FIRST. The name of the Company is Banco Santander México. This name shall be followed by the words Sociedad Anónima or its acronym S.A, and Institución de Banca Múltiple and the legend Grupo Financiero Santander México.

The Company is an affiliate, pursuant to the terms of Chapter III of Title Second of the Law on Credit Institutions and the Rules for the Establishment of Affiliates of Foreign Financial Institutions.

All the terms defined by such regulations shall have the same meaning in these corporate bylaws.

ITEM XII

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

It will be proposed to authorize Mr. Marcos Alejandro Martínez Gavica, Héctor Blas Grisi Checa, Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that any of them, individually or through the persons they may determine, may carry out each and every one of the steps and procedures that may be necessary before the competent authorities in order to obtain the corresponding authorizations for the fulfillment of the resolutions adopted by this Meeting. Likewise, it will be proposed to appoint them as Special Delegates of the Meeting on behalf of the Company so that any of them may appear before a Notary Public of their choice to formalize the content of this Minutes and, if they consider it necessary or appropriate, to prepare, execute and file the notices required by any authority.

Biographies of the Members of the Board

Marcos Alejandro Martínez Gavica is of the Chairman of our Board of Directors. He was our Executive President and Chief Executive Officer from 1997 to 2016. He was a member of the board of directors of Gestión Santander from 2002 to 2013 and President of the Asociación de Bancos de México, A. C. (Mexican Banking Association, or ABM) from 2005 to 2007. He began his career in 1978 at Banco Nacional de México, S.A., holding various positions and ultimately joining the bank’s management. He holds a degree in chemical engineering from Universidad Iberoamericana and a master’s in business administration with a specialty in financial planning from the Instituto Panamericano de Alta Dirección Empresarial. Mr. Gavica was also appointed as Chairman of the ABM for the 2017-2018 term.

Héctor Blas Grisi Checa is our Executive President and Chief Executive Officer and the Executive President and Chief Executive Officer of Banco Santander (México). He was Executive President and Chief Executive Officer of Credit Suisse México from 2001 to 2015. Prior to that, he was Chief Executive Officer of the same institution from 1997 to 2001, and also Director of Investment Banking of Credit Suisse México. Mr. Grisi was a member of the board of directors of Credit Suisse Americas, of the Global Committee of Credit Suisse and a member of the Operational Committee of the Americas. He held several positions in Grupo Financiero Inverméxico from 1991 to 1997, in the Investment Corporate Banking Department. From 1986 to 1991 he worked at Casa de Bolsa Inverlat, in the department of Corporate Banking. He has been the Vice-President ofthe Asociación de Bancos de México since 2011. He holds a degree in finance from the Universidad Iberoamericana, where he graduated with honors.

Rodrigo Echenique Gordillo. From 1999 to 2014 he served as a member of the board of directors and of the Executive Committee of Banco Santander Parent, as well as a certain other committees. During that time, he also served as Vice President of Banco Banif, S.A., President of Allfunds Bank, President and Vice President of SPREA, a member of the boards of directors of Santander International and Santander Investment, Executive Vice President of Banco Santander Parent, President of N.H. Hotels, S.A., Vallehermoso, S.A., Lar, S.A., Vocento, S.A., and a Director of Inditex, S.A. He also served as a member of the board of directors for various industrial and financial organizations, including Ebro Azúcares y Alcoholes, S.A., Industrias Agrícolas, S.A., SABA, S.A., Accenture, S.A., Lucent Technologies and Quercus y Agrolimen, S.A. He also served as a member of the Executive Committee and Board of Governors of the Fundación Banco Santander and other charitable organizations. From 1994 to 1999, he served as a member of the board of directors and Executive Committee of Banco Santander Parent, serving on all board committees. During that time he also served as Vice President of Business and Investment for Banco Santander Parent. From 1984 to 1994, he served as Subdirector General of Banco Santander Mexico and Deputy Director General, and in 1988 he was appointed to Banco Santander Parent’s Board of Directors and named Executive Director and a member of the executive committee. From 1976 to 1983, he held several positions at Banco Exterior de España, including as Manager of Legal Services, Deputy Director General and as a member of the Planning Committee. From 1973 to 1976, he served in various positions in the Spanish government, including with the Treasury Departments of Pontevedra and Madrid, Secretary General of Telecommunications and Technical Adviser to the executive administration. He holds a law degree from the Universidad Complutense de Madrid.

Francisco Javier Carranza Benjumea is currently an Executive Vice President of Banco Santander. He is in charge, globally, of Restructuring, Participations, Real Estate, Recovery Strategy, and Loan and Assets Portfolio Dispositions. Prior to joining Santander in February 2016, he workedfor 17 years at Morgan Stanley based in London as Co-Head of EMEA (Europe, Middle East and Africa) Real Estate investment banking business. At Morgan Stanley, he advised clients in M&A, and Equity and Debt financing transactions for more than $100 billion to European and Middle East clients. Prior to this investment banking role, he worked at Morgan Stanley on the principal investment business, having underwritten and executed a significant amount of investments for Morgan Stanley Real Estate Funds and Morgan Stanley Special Situations Fund in Spain, Italy, Germany and UK.

Mr. Garcia-Carranza is Chairman of the Board of Directors of Merlin Properties, Member of the Executive Committee and Board Member of the Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria (Sareb), Chairman and board member of Santander Capital Desarrollo SGEIC SA, and

Board Member of Metrovacesa, Banco Popular S.A,Santander España Altamira Asset Management SA, Altamira Real State among others. He has a Bachelor’s degree in Business Administration by the University Carlos III of Madrid.

Rodrigo Brand de Lara is the Deputy General Director of Research, Strategy, Public Affairs and Chief of Staff of the CEO for Banco Santander Mexico in 2011. In 2010, he was the Director General for the Social Communication Division of the Mexican Ministry of Foreign Affairs (Secretaría de Relaciones Exteriores). From 2006 to 2010, he was the head of the Social Communication Unit and the spokesperson for the SHCP. From 2004 to 2006, he served as Director General of Social Communication and Institutional Link for IPAB. Mr. Brand de Lara has previously held the following positions at the Mexican Ministry of Treasury (Secretaría de Hacienda y Crédito Público): Deputy General Director of Economic and Financial Analysis from 2003 to 2004; Senior Advisor to the Subsecretary of Finance and Public Credit from 2000 to 2001; Subdirector of Internal Credit Coordination and Training from 1999 to 2000. From 1996 to 1999, he was an economist in Mexico for Deutsche Morgan Grenfel, and during 1996 he was also an advisor to the Deputy Director of Financial Engineering of BANOBRAS. Mr. Brand de Lara graduated with a degree in economics from Instituto Tecnológico Autónomo de México.

Ángel Rivera Congosto is a member of the board of directors of Banco Santander Parent, Banco Santander Perú and Uruguay. Mr. Rivera started working at Grupo Santander Spain in April 2013 as General Director of the Commercial Banking area. He worked at Grupo Banco Popular for 24 years, including positions in retail offices, the Presidential Cabinet, the International Bank Area, the corporate development and strategy area, the Human Resources department and Media Direction, covering the Directors of Technology, Organization, Operations and Human Resources, as well as its commercial network. He was a member of the Direction Committee and the Payment Arrears Management and Recoveries and of the Alco Committee. He holds a diploma in business and tourist activities from the School of Tourism in Spain, a specialization in enterprise direction from the Instituto Panamericano de Alta Dirección Empresarial (IPADE) and Universidad de Navarra (IESE) and a program of development in corporate finance at the Instituto de Empresa in Madrid . He has also studied under various financial programs in the United States and Australia and is a member of the Australian Institute of Banking & Finance. Starting April 2017, he is the Vice President of Retail Banking of Banco Santander Mexico.

Joaquín Vargas Guajardo is the Chairman of the board of directors of Corporación Mexicana de Restaurantes, S.A.B. de C.V. and was previously President of the board of directors of Grupo MVS Comunicaciones, the National Chamber of the Radio and Television Industries and the Association of Directors of Restaurant Chains. He is also a member of the boards of directors of several companies including Vitro, S.A.B. de C.V., Grupo Posadas, S.A.B de C.V., Médica Sur, S.A.B. de C.V., Grupo Aeroportuario del Pacífico, S.A.B. de C.V., Periódico el Universal and Grupo Costamex, among others. From April 1997 to April 2005 and from April 2008 to April 2012, he was a member of the board of directors of the Mexican Stock Exchange. He is a member of the Compensation Committee of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. He holds a degree in business administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and studied business management at the Instituto Panamericano de Alta Dirección Empresarial.

Gina Lorenza Diez Barroso Azcárraga is the founder and Chairman, for over 20 years, of Grupo Diarq, S.A. de C.V. and the Foundation Diarq, I.A.P. In 2004 she founded the Center of Design, Film and Television, S.C., which won an award for best university of design for the period 2012 to 2013, she also founded the Pro-Education Center Foundation, which awards scholarships to outstanding students in Mexico. She is currently a member of the boards of directors of Americas Society and Council of the Americas, Qualitas of Life Foundation, Integral Group of Real Estate Development, S. de R.L. de C.V., C200 Foundation Board, Global Spa and Wellness Summit, The Committee of 200, Women Presidents Organization (WPO), and Women Corporate Directors (WCD). She has a bachelor’s degree in design from the University CDI and also has degrees from the Schools of Psychology and Business at Stanford University in California.

Guillermo Güemez García is an independent member of the board of directors and member of the Investment Committee of ING AFORE. He is also an independent member of the board of directors and President of the Audit Committee of Zurich Compañía de Seguros S.A. He previously served as a member of the board of directors of Zurich Santander México, S.A. In addition, he is a member of the Strategy and Finance Committee of Nacional Monte de Piedad, a member of the board of directors of GEUPEC S.A. de C.V. He is the President of the Advisory Committee of the Economics and Business Administration school of the Universidad Panamericana. He was Deputy Governor of the Mexican Central Bank and President of the Responsibilities Commission of the Mexican Central Bank from 1995 to 2010. He was a cabinet member of the CNBV from 2007 to 2010, an alternate cabinet member of the Mexican National Insurance and Bonding Commission (Comisión Nacional de Seguros y Fianzas, or CNSF) from 1995 to 1997 and Executive Director of the Coordinadora Empresarial para el Tratado de Libre Comercio (Business Coordinator for NAFTA) (Mexico-USA-Canada) from 1991 to 1993. He held several executive positions at Banamex from 1974 to 1990. He has a degree with honors in civil engineering from the Universidad Nacional Autónoma de México. He holds a master’s degree in science from Stanford University.

Guillermo Jorge Quiroz Abed has served as Corporate Director of Management and Finance of Grupo Bimbo for the last 18 years. From 1997 to 1999, he was in charge of the Finance Department in Santander Serfin Group, involved in the restructuring of the bank and subsequent sale to Santander Financial Group. He began his professional career as Director of Finance at Grupo Condumex from 1978 to 1992 and later held a management position in the same area at Aeromexico, Mexicana de Aviación and Cintra until 1997. He was a full-time professor in finance area at IPADE. Mr. Quiroz holds a degree in Actuary from the Anahuac University and from the National Autonomous University of Mexico (UNAM) and his MBA from the IPADE.

Antonio Purón Mier y Terán is a member of the board of directors of Zurich Santander Seguros México, S.A. He served as an associate of the Centro de Investigación y Análisis Económico (Economic Research and Analysis Center, or CIDAC) and was a member of the Instituto de Fomento e Investigación Educativa (Institute for the Promotion of Educational Research, or IFIE) and of Metrópoli 2025. He advised public and private institutions with respect to strategy, transactions and organization in collaboration with the Centro de Investigación y Docencia Económicas (Center for Economic Research and Training, or CIDE) and with other specialists. He served as a director-partner in the Mexican office of McKinsey & Company, Inc. for over 26 years. He taught training courses to McKinsey’s partners and was in charge of the partners’ coaching program at a worldwide level. He is a member of the board of directors of Nadro, S.A., and of the Patronato del Museo Nacional de Arte (the Patronage of the National Art Museum) of Banco Santander Parent and of the Patronato of the Universidad Iberoamericana. Mr. Purón Mier y Terán holds a master’s in business administration from Stanford University and a degree in chemical engineering from the Universidad Iberoamericana. Before starting at McKinsey, he was a full-time professor at the Universidad Iberoamericana and worked at the Mexican Petroleum Institute, Ingeniería Panamericana and Polioles, S.A.

Juan Ignacio Gallardo Thurlow is the Chairman of the board of directors of Grupo GEPP (Pepsicola Bottling Group and its brands in Mexico) and Grupo Azucarero México, S.A. de C.V. He serves on the boards of directors of Caterpillar, Inc. and Lafarge, S.A. He is also a member of the International Advisory Board of Bombardier Inc. He is a member of the Mexican Counsel of Businessmen, A.C. (CMHN) and the Business Council of Latin America (CEAL). He is a General Coordinator on COECE (Coordinator for Foreign Trade Business Organizations for negotiations under the Free Trade Agreements of Mexico). From 1978 to 1989, he was Chairman of the board of directors of Babcock de México, S.A. de C.V. From 1974 to 1988, he was Chairman of the board of directors of Clevite de México, S.A. de C.V. From 1981 to 1983, he was Deputy General Director of Grupo Industrial Minera México, S.A. From 1976 to 1980, he was Chief Executive Officer of the International Division and Investment Bank of Multibanco Comermex, S.A. Institución de Banca Múltiple. He has a law degree from the Escuela Libre de Derecho and studied business management at the Instituto Panamericano de Alta Dirección Empresarial (IPADE).

José Eduardo Carredano Fernández is the President of the board of directors of La Ideal S.A. de C.V., Aceros La Ideal S.A. de C.V., Industrial Formacero, S.A. de C.V., and Fianzas Asecam, S.A. He is also a member of the board of directors of Inmobiliaria Silver, S.A. de C.V., Asecam, S.A. de C.V., Grupo Financiero Asecam, S.A. de C.V. He was a member of the board of directors of Credicam, S.A. de C.V., SOFOM E.R. from 1991 to 2008, Seguros Génesis, S.A. from 1993 to 1997, Fianzas Asecam, S.A. from 1994 to 2014. He studied Public Accounting at the Universidad Iberoamericana.

Jesús Federico Reyes Heroles González Garza was the Chief Executive Officer of Petróleos Mexicanos from December 2006 to September 2009. He is the Executive President of StructurA. He is a member of several boards of directors, including OHL México, S.A.B. de C.V. and Water Capital Mexico (WCAP Holdings S.A. de C.V.). He is a member of the Advisory Board of the Energy Intelligence Group (EIG) and served as a member of the Advisory Board of Deutsche Bank from 2010 to 2012. He is President of the Advisory Board of Agua, A.C. and of the Water Committee of Fundación Gonzalo Rio Arronte. From 1997 to 2000, he was the Mexican ambassador to the United States of America. From 1995 to 1997, he was the Secretary of Energy of Mexico. From 1994 to 1995, he was the General Director of Banobras. From 1993 to 1994, he was the representative of Mexico of the Grupo de Personas Eminentes (Eminent Persons Group) of APEC. Mr. Reyes Heroles González Garza graduated with a degree in Economics from ITAM and studied law at UNAM. He earned a doctorate degree in Economics from MIT.

Fernando Benjamín Ruiz Sahagún also serves on the board of directors of the Mexican Stock Exchange, Grupo México, S.A.B. de C.V., Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Pochteca, S.A.B. de C.V., Empresas ICA, S.A.B. de C.V., Fresnillo plc., Grupo Cementos de Chihuahua S.A.B. de C.V., Kimberly Clark de México, S.A.B. de C.V., Mexichen, S.A.B. de C.V., San Luis Corporación, S.A.B. de C.V. and Arcelor Mittal Las Truchas, S.A. de C.V. Mr. Ruiz Sahagún is a member of the International Fiscal Association (IFA) and of the Instituto Mexicano de Ejecutivos de Finanzas, A.C. (Mexican Institute of Finance Executives). He is also a member of the Instituto Mexicano de Contadores Públicos A.C. (Mexican Institute of Public Accountants) and served as a member of its board. He is one of the founding partners of Chevez, Ruiz, Zamarripa y Cia. S.C., a tax law firm in which he now serves as counsel. He holds a degree in public accounting from the Universidad Nacional Autónoma de México.

Alberto Torrado Martínez is a member of the board of directors of the Mexican Stock Exchange and is Chairman of the Mexican Communications Council. From 1998 to 2011, he served as Chairman of the Board of Directors and Chief Executive Officer of Alsea, S.A.B. de C.V. Mr. Torrado also served as Chairman of the Asociación Nacional de Servicios de Comida Rápida and as a member of the Cámara Nacional de la Industria Restaurantera y de Alimentos Condimentados. He is one of founding partners of Torrquin, S.A. de C.V., serving as the CEO from 1990 to 1999. From 1984 to 1989, he was the CEO of Candiles Royal, S.A. de C.V. Mr. Torrado holds a degree in accounting from the Instituto Tecnológico Autónomo de México. He also completed graduate studies at the Instituto Panamericano de Alta Dirección Empresarial and participated in other seminars, and completed studies at Harvard University and the Wharton School of the University of Pennsylvania.

Enrique Krauze Kleinbort is director and founder of the publisher Editorial Clío. He has published numerous books over the last 30 years. He is the author of multiple documentaries and television series on Mexican history. In September 2007, he was honored by the Universidad Autónoma de Nuevo León with a doctorate honoris causa. In July 2006, he was honored with the Ezequiel Montes Ledesma Award by the government of Queretaro, Mexico. In April 2005, he became a member of the Colegio Nacional. In December 2003, the Spanish government awarded him the Gran Cruz de la Orden de Alfonso X, el Sabio. He obtained the Premio Comillas biography award in Spain in 1993. In 1990 he was inducted into the Mexican Academy of History. Mr. Krauze Kleinbort holds a degree in industrial engineering from UNAM and a doctorate degree in history from El Colegio de México.

Guillermo Francisco Vogel Hinojosa is Chairman of the Cámara Nacional de la Industria del Hierro y el Acero (CANACERO), previously he held the same position from 1987 to 1989 and from 2001 until 2003. He is vice president of the board of directors of Iron & Steel Institute (AISI) and President of the North American Steel Council. He is also a member of the board of directors of Tenaris, Techint México, Corporación ALFA, Universidad Panamericana-IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa y American Iron and Steel Institute among others. He is also President of the board of directors of Grupo Collado y de Exportaciones IM Promoción and member of the Comisión Trilateral y del Consejo Internacional de la Manhattan School of Music. On 1987 he held the Executive Vice presidency of CEO de TAMSA. In June 1997 he was promoted as vice president of the Board of Directors. Since 2002 he is Director and vice president of the Board of Directors of TENARIS. Mr. Vogel Started his career in the Corporate Bank branch of Bank of America in Los Angeles, California in which he achieved the vice presidency position in 1976. In 1979 he worked at Banamex in the Corporate Bank branch, and in 1983 he entered the company Tamsa as a CFO. He holds a degree in business administration from the Universidad Autónoma Nacional de México (UNAM) and an M.B.A. from the University of Texas in Austin.

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